SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 31, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                     Form 20-F X               Form 40-F
                              ---                        ---

                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                     Yes                        No X
                        ---                       ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: October 31, 2002                     By:
                                               -------------------------
                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations


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ENDESA Selects the Consortiums to Bid for the Real Estate Asset
Portfolio

    NEW YORK--Oct. 31, 2002--

    - Five investment consortiums have been selected to bid for the real estate assets.

    - The high profile of these consortiums, the degree of the offers and the bidding process arrangement will make possible the closing of the transaction before the end of the year.

    - This transaction is a step forward in the divestment process of non-core assets that ENDESA is carrying out. As of September 2002, EURO 2 billion asset sales have been completed.

    Following the reception of the preliminary offers and due to the high interest brought about the transaction, ENDESA (NYSE:ELE) has determined to continue with the sale process of twelve real estate assets.
    Among the non-binding offers received, ENDESA selected five consortiums to allow them to do due diligence and to submit a final binding offer.
    The high profile of the consortiums together with the positive degree of the offers and the bidding process arrangement will make possible the closing of the transaction before the end of the year.
    The aggregate area for sale amounts to approximately 160,000 square meters in 10 of the most important Spanish cities and includes the new Headquarters building located in Madrid.
    This transaction is a step forward in the divestment process of non-core assets that ENDESA is carrying out amounting to between Euro 6 to 7 billion. As of September 2002, Euro 2 billion asset sale was completed.
    This transaction (sale & lease) is similar to those carried out by large European companies and falls within Endesa's real state management policy that commenced in 1997.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200 jpariente@endesa.es

    CONTACT: ENDESA, New York
             Jacinto Pariente, 212/750-7200
             jpariente@endesa.es


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